SECURIT … ON

15027348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31691

SEC MAIL PROCESSING RECEIVED AUG 24 2015 WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W BIG BEAVER ROAD - SUITE 320
(No. and Street)

TROY	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG ADAMS — 248-540-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street - Lafayette, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CRAIG ADAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC., as of JUNE 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None - nothing follows

JOHN F. NOONAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jun 26, 2018
ACTING IN COUNTY OF OAKLAND

Notary Public

Signature

VICE PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Independent Auditors' Report

Financial Statements:

- Statement of Financial Condition
- Statement of Income
- Statement of Changes in Stockholder's Equity
- Statement of Cash Flows
- Notes to the Financial Statements

Independent Auditors' Report on the Supplementary Information

Computation of Net Capital Requirements

Auditors' Report on Internal Controls

Reconciliation between audited and unaudited net capital computation

Broker Dealer's Exemption Report

Auditors' Report on Exemption Report

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
Troy, Michigan

We have audited the accompanying financial statements of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC., (an Michigan corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements and the Reconciliation between audited and unaudited net capital computation reports have been subjected to audit procedures performed in conjunction with the audit of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.'s financial statements. The supplemental information is the responsibility of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2015

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2015 AND 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ 12,503	$ 13,342
Commissions receivable	13,892	12,513
TOTAL ASSETS	$ 26,395	$ 25,855

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
LIABILITIES		
Commissions payable	$ 13,892	$ 13,352
TOTAL LIABILITIES	13,892	13,352
STOCKHOLDERS' EQUITY		
Common Stock (50,000 shares authorized, 10,000 shares issued and outstanding)	$ 10,000	$ 10,000
Additional Paid In Capital	-	-
Retained Earnings	2,503	2,503
TOTAL STOCKHOLDERS' EQUITY	12,503	12,503
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,395	$ 25,855

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2015 AND 2014

	2015	2014
REVENUE		
Commissions and fees	$ 67,604	$ 73,891
Interest	2	2
TOTAL REVENUE	67,606	73,893
EXPENSES		
Administrative and operational fees	63,334	70,479
Regulatory fees and expenses	2,500	1,725
Other	1,772	1,692
TOTAL EXPENSES	67,606	73,896
Income (Loss) Before Income Tax	-	(3)
Income Tax Benefits (Expense)	-	-
Net Income (Loss)	$ -	$ (3)
Earning (Loss) per share of common stock	$ -	$ (0.00)

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2015 AND 2014

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2013	$ 10,000	$ -	$ 2,506	$ 12,506
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(3)	(3)
Balance at June 30, 2014	**$ 10,000**	**$ -**	**$ 2,503**	**$ 12,503**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	-	-
Balance at June 30, 2015	**$ 10,000**	**$ -**	**$ 2,503**	**$ 12,503**

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ -	$ (3)
Adjustments to reconcile income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	(1,380)	(12,513)
Increase (decrease) in operating liabilities:		
Commission payable	541	13,352
Net Cash Provided by (Used in) Operating Activities	(839)	836
Net increase (decrease) in cash	(839)	836
Cash - beginning of year	13,342	12,506
Cash - end of year	$ 12,503	$ 13,342
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ -	$ -

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. (the Firm) was incorporated in the state of Michigan on June 22, 1983. The Firm is registered with the Securities and Exchange Commission (SEC), the Financial Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm is a non-carrying $5,000 securities broker and dealer.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm had a certificate of deposit in the amount of $7,000 for the years ended June 30, 2015 and 2014.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During the years ended June 30, 2015 and 2014, no advertising costs were incurred.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2015 and 2014 there were receivables of $13,892 and $12,513 respectively. At June 30, 2015 and 2014 there were payables of $13,892 and $12,513 respectively.

NOTE 3: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares. Earnings per share were ($0.00) and ($0.00) for the years ended June 30, 2015 and 2014, respectively.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

As of and during the period ended June 30, 2015, the Firm did not have a liability or any unrecognized tax benefits. The Firm has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months. Tax years prior to 2011 are no longer subject to tax examinations by federal and Michigan tax jurisdictions.

NOTE 5: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. Total administrative and operational fees under the agreement, including commission expenses, which are based on net income, for the year ended June 30, 2015 and 2014, were $49,442 and $70,479 respectively. At June 30, 2015 there was no balance due to the affiliated company. The agreement was renewed in July 2014 and is effective for a period of one year, and includes the option to be extended for an additional six months.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Firm. On June 30, 2015, the Firm had net capital of $12,503 which was $7,503 in excess of its required net capital of $5,000.

The Firm also has a Basic Net Capital Requirement. This is calculated as net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement. On June 30, 2015 the Firm's excess Basic Net Capital was $7,503 or 111.11% of their aggregate indebtedness.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were only two reconciling items between the June 30, 2015 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1. The reconciling items involved accrual of commissions receivable and payable; and an income tax accrual.

NOTE 8: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k)(2)(i) "Special Account for the Exclusive Benefits of customers maintained". During the year ended June 30, 2015 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 9: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

The Firm as of June 30, 2015 and 2014 only held Level 2 investments, in the form of a Certificate of Deposit in the amount of $7,000.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
Troy, Michigan

We have audited the financial statements of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC., as of and for the year ended June 30, 2015, and our report thereon dated August 17, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2015

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED JUNE 30, 2015

Total ownership equity from Statement of Financial Condition	$	12,503
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		12,503
Haircuts on securities		-
Net Capital	$	12,503
Aggregate Indebtedness		13,892
Net capital required based on aggregate indebtedness (6-2/3%)		927
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	7,503
Total aggregate indebtedness	$	13,892
(A) - 10% of total aggregate indebteness	$	1,389
(B) - 120% of minimum net capital requirement	$	6,000
Net Capital less the greater of (A) or (B)	$	6,503
Percentage of Aggregate Indebtedness to Net Capital		111.11%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
Troy, Michigan

In planning and performing our audit of the financial statements of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. as of and for the year ended June 30, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.s' internal control. Accordingly, we do not express an opinion on the effectiveness of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.'s practices and procedures, as described in the second paragraph of this report, were adequate at July 25, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
Troy, Michigan

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables, and income tax accrual.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2015

CMAI CONFIDENTIAL MANAGEMENT ADVISORS, INC.

Date: 13 July 2015

To: All interested parties

From: Craig Adams, Vice President, CCO

Re: SEC Rule 15c3-3 exemption

CMFS claims an exemption under Rule 15c3-3(k)(2)(i).

CMFS carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with their broker-dealer activities.

CMFS does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Confidential Management Financial Services, Inc.

CMFS has maintained this exemption throughout the year without exception.

CMFS has followed all rules pertaining to this exemption to the best of our knowledge.

1700 West Big Beaver Road, Suite 320 - Troy, Michigan 48084
Phone: 248.540.7511 - Fax: 248.540.9261
www.confidentialmgt.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
Troy, Michigan

We have examined CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's statements, included in the accompanying Exemption Report, that (1) CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's internal control over compliance was effective during the most recent fiscal year ended June 30, 2015; (2) CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's internal control over compliance was effective as of June 30, 2015; (3) CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of [*date*]; and (4) the information used to state that BROERNAME was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's books and records. CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES will be prevented or detected on a timely basis. Our responsibility is to express an opinion on CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2015; CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015 was derived from CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating W Broker's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC's statements referred to above are fairly stated, in all material respects.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2015